EXHIBIT 99.1
CHAD Therapeutics Reports
Fiscal 2007 Third Quarter and Nine Months Financial Results
     CHATSWORTH, California, February 8, 2007 . . . CHAD Therapeutics, Inc. (ASE:CTU) today reported financial results for the third quarter and first nine months of fiscal 2007.
     President and CEO Earl Yager said, “Continued uncertainty regarding key reimbursement issues has adversely affected the home oxygen industry. While we have seen a significant increase in interest and pricing requests for CHAD’s TOTAL O2 home oxygen filling system since CMS implemented a new rule on January 1, 2007 establishing a new payment class for portable oxygen transfilling equipment, proposals to reduce the current 36-month Medicare reimbursement period to 13 months remain an impediment to our customers’ purchase decisions. We are participating with leading industry groups now working with Congress and the administration to resolve these issues and establish an equitable and appropriate reimbursement system for home oxygen therapy.
     “We also are moving forward with our initial products for the sleep disorder market described in detail in our press release dated November 14, 2006. We currently expect to launch our first commercial products for this market this summer, and are now developing our marketing strategy for these proprietary devices.”
Third Quarter Results
     For the three months ended December 31, 2006, revenue declined to $4,307,000 from $5,907,000 for the third quarter of fiscal 2006, reflecting lower domestic and international sales.
     “Homecare providers have deferred major equipment purchases pending the outcome of federal budget discussions on oxygen reimbursement. We strongly believe that the most cost-effective products will prevail in the long run, and we believe that CHAD’s TOTAL O2 system is the most cost-effective means to provide both stationary and portable oxygen to a home oxygen patient,” Yager said.
     The decline in international sales reflected lower orders for oxygen conservers from a major European customer.
     The net loss for the third quarter of fiscal 2007 was $435,000, or $0.04 per diluted share, compared to net earnings for the third quarter of fiscal 2006 of $39,000, or $0.00 per diluted share.
     “We continue to focus on reducing costs and have made progress on additional outsourcing initiatives to improve our product margins. We also are developing new, low-cost conservers to enhance our competitive position in the domestic market. We currently expect to see the impact of these changes in the first quarter of fiscal 2008 beginning in April of 2007,” Yager said.
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CHAD Therapeutics Reports Fiscal 2007 Third Quarter and Nine Months Financial Results
February 8, 2007
Page Two

     Working capital was approximately $8.9 million at December 31, 2006, including cash and cash equivalents of $1,070,000. This compares to working capital of approximately $10.4 million and cash and cash equivalents of $935,000 at March 31, 2006. The Company has no debt.
Nine Months Results
     For the nine months ended December 31, 2006, revenue declined to $14,766,000 from $17,177,000 for the first nine months of fiscal 2006. The net loss for the first nine months of fiscal 2007 was $858,000, or $0.08 per diluted share, compared to a net loss for the first nine months of fiscal 2006 of $213,000 or $0.02 per diluted share.
About CHAD Therapeutics
     CHAD Therapeutics, Inc. is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.CHADtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
     The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the potential loss of one of our major customers upon whom we depend for a material portion of our business, increased competition and continuing downward pressure on prices for certain of our products, the potential introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect homecare providers, the terms of any distribution agreement which may be negotiated with respect to our TOTAL O2 system or our sleep products, and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. The projected timing for the introduction of new products may be delayed as a result of unforeseen difficulties encountered in the design, manufacture and quality testing for such products. The Company has limited design and manufacturing resources and it relies to a significant extent upon independent contractors for the development of products for the sleep disorder market. As a result, the Company may have more difficulty ensuring adherence to projected timetables for the introduction of such products. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Risk Factors.”
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CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Net sales	$4,307,000	$5,907,000	$14,766,000	$17,177,000
Cost of sales	3,248,000	3,806,000	10,276,000	11,194,000

Gross profit	1,059,000	2,101,000	4,490,000	5,983,000

Costs and expenses:
Selling, general and administrative	1,421,000	1,558,000	4,805,000	5,101,000
Research and development	396,000	435,000	1,053,000	1,202,000

Total costs and expenses	1,817,000	1,993,000	5,858,000	6,303,000

Operating income (loss)	(758,000)	108,000	(1,368,000)	(320,000)

Other income, net	18,000	4,000	57,000	23,000

Earnings (loss) before income taxes	(740,000)	112,000	(1,311,000)	(297,000)

Income tax expense (benefit)	(305,000)	73,000	(453,000)	(84,000)

Net earnings (loss)	$(435,000)	$39,000	$(858,000)	$(213,000)

Earnings (loss) per share:
Basic	$(0.04)	$0.00	$(0.08)	$(0.02)
Diluted	$(0.04)	$0.00	$(0.08)	$(0.02)

Weighted shares outstanding:
Basic	10,169,000	10,151,000	10,169,000	10,142,000
Diluted	10,169,000	10,569,000	10,169,000	10,142,000

CHAD THEREAPEUTICS, INC.
CONDENSED BALANCE SHEETS
(Unaudited)

	December 31,
	2006	2005
Assets

Current assets:
Cash	$1,070,000	$820,000
Accounts receivable, net	2,239,000	3,202,000
Income taxes refundable	300,000	402,000
Inventories, net	6,768,000	7,356,000
Prepaid expenses and other assets	292,000	184,000
Deferred income taxes	640,000	501,000

Total current assets	11,309,000	12,465,000

Property, plant and equipment, net	751,000	1,056,000
Intangible assets, net	1,094,000	877,000
Deferred income taxes	796,000	376,000
Other assets	46,000	74,000

Total Assets	$13,996,000	$14,848,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,132,000	$862,000
Accrued expenses	1,260,000	1,142,000

Total current liabilities	2,392,000	2,004,000

Capital lease obligation, net of current portion	—	5,000

Total liabilities	2,392,000	2,009,000

Shareholders’ equity:
Common shares, .01 par value, authorized 40,000,000 shares, 10,169,000 and 10,022,000 issued and outstanding	13,480,000	13,397,000
Accumulated deficit	(1,876,000)	(558,000)

Net shareholders’ equity	11,604,000	12,839,000

Total Liabilities and Shareholders’ Equity	$13,996,000	$14,848,000